April 19, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, DC 20549

Attn: Jerard Gibson

Re:	Western Refining, Inc.
Registration Statement on Form S-4
Filed January 19, 2016, as amended on March 18, 2016
File No. 333-209031

Schedule 13E-3
Filed January 19, 2016 by Northern Tier Energy LP, Western Refining, Inc., Western Acquisition Co, LLC and Northern Tier Energy GP LLC, as amended on March 18, 2016
File No. 005-87061

Dear Mr. Gibson:

We submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received during a telephone conversation on April 8, 2016, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule 13E-3, initially filed on January 19, 2016, and amended on March 18, 2016.

Western Refining, Inc. (“WNR” or the “Company”) is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments. In addition, WNR, Northern Tier Energy LP (“NTI”), Western Acquisition Co, LLC (“MergerCo”) and Northern Tier Energy GP LLC (“NTI GP”) are filing concurrently with this letter Amendment No. 2 to Schedule 13E-3 (the “Amended Schedule 13E-3”). For your convenience, we have summarized the comments as we understand them from the Staff in italicized, bold type and have followed each comment with our response.

Schedule 13E-3

Item 7

1.	Include additional detail with respect to WNR’s assumed financing plan for the cash consideration, as well as additional detail around the nature of the expected amendment and/or waiver that will be required under WNR’s Term Loan Credit Agreement dated as of November 12, 2013, by and among WNR, Bank of America, N.A., as administrative agent, and the lenders party thereto (the “Term Loan”).

As discussed between the Staff and our counsel, WNR has not yet entered into definitive agreements with respect to the debt financing it expects to incur to partially fund the cash consideration for the merger. For commercial reasons, including the desire to minimize overall transaction expenses associated with the financing, WNR expects to enter into such agreements during the period between the effectiveness of the Registration Statement and the special meeting of NTI unitholders to vote on the merger. However, in response to the Staff’s comments, we have provided additional disclosures on page 154 of Amendment No. 2, which describe WNR’s current intentions and plans with respect to the financing, including additional detail regarding the consents and waivers that will be required in connection with such financing plan under WNR’s Term Loan and WNR’s existing revolving credit facility.

2.	Please advise us if there is anything on Schedule 5.2(d) to the Merger Agreement and confirm anything material is disclosed.

Schedule 5.2(d) of the Merger Agreement states that WNR will amend its Term Loan. Schedule 5.2(d) of the Merger Agreement contains no other disclosures. Amendment No. 2 has been revised on pages 15 and 154 to reflect that WNR will amend its Term Loan in connection with the transaction.

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In connection with this response, I acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (915) 534-1400.

Sincerely,

WESTERN REFINING, INC.

/s/ Lowry Barfield
Lowry Barfield
Senior Vice President – Legal, General Counsel and Secretary

cc:	Jeffery B. Floyd
Alan Beck
Vinson & Elkins L.L.P.

Melissa M. Buhrig
Northern Tier Energy GP LLC

John Goodgame
Christopher J. Arntzen
Akin Gump Strauss Hauer & Feld LLP